Itaú Unibanco Holding S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON FEBRUARY 8, 2010

PLACE AND TIME:	Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal - Piso Itaúsa, in the city and state of São Paulo at 2:30 pm.

CHAIR:	Pedro Moreira Salles.

QUORUM:	The legally required number.

RESOLUTIONS UNANIMOUSLY ADOPTED:

The Board of Directors was made aware of the work undertaken and the principal events marking the activities of the Audit Committee in the period as well as the quantitative and qualitative report in relation to the operations of the Ombudsman’s Office, implemented at Itaú Unibanco S.A. as a single organizational component of the Itaú Unibanco Conglomerate.

Subsequently, the account statements for fiscal year 2009 were examined with the purpose of: (i) recommending for approval as documented in the Summary of the Audit Committee’s Report; (ii) favorable opinion of the Fiscal Council; (iii) opinion without qualification of the Independent Auditors. The Directors thus concluded as to the exactness of all the documents so examined, unanimously approving them and authorizing their disclosure through submission to the CVM - Comissão de Valores Mobiliários, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (USA), Comisión Nacional de Valores and BCBA – Bolsa de Comercio de Buenos Aires (Argentina).

CONCLUSION: There being no further matters on the agenda and no members wishing to raise any further matters, the Chairman determined that the minutes be duly transcribed and these, having been read and approved, were signed by all present, the meeting being declared closed. São Paulo (SP), February 8, 2010. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Candido Botelho Bracher, Fernando Roberto Moreira Salles, Francisco Eduardo de Almeida Pinto, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Israel Vainboim and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer